Black Mountain Acquisition Corp.
425 Houston Street, Suite 400

Fort Worth, Texas 76102

October 8, 2021

VIA EDGAR

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:Office of Real Estate & Construction

Re:	Black Mountain Acquisition Corp.

Form S-1 Registration Statement

File No. 333-259469

Ladies and Gentlemen:

Black Mountain Acquisition Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-259469), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. (Eastern time) on Wednesday, October 13, 2021, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to E. Ramey Layne or Thomas Zentner, both of Vinson & Elkins L.L.P. at (713) 758-4629 and (512) 542-8449, respectively, and that such effectiveness also be confirmed in writing.

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Sincerely,

Black Mountain Acquisition Corp.

By:	/s/ Rhett Bennett
Name:	Rhett Bennett
Title:	Chief Executive Officer

cc:	Thomas Zentner, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.

[Signature Page to Company Acceleration Request]